EX 99.28(h)(4)

MANAGEMENT FEE WAIVER AGREEMENT

This Agreement, is dated as of the 1st day of February, 2012, between Curian Variable Series Trust (the “Trust”) on behalf of the funds listed on Schedule A (each a “Fund” and collectively, the “Funds”) and Curian Capital, LLC (the “Adviser”).

Whereas, the Adviser has been appointed the investment adviser of each of the Funds pursuant to an Investment Advisory and Management Agreement between the Trust, on behalf of the Funds, and the Adviser; and

Whereas, the Trust and the Adviser desire to enter into the arrangements described herein relating to the advisory fee of the Funds.

Now, therefore, the Trust and the Adviser hereby agree as follows:

1.           The Adviser hereby agrees to waive, for each Fund listed on Schedule A, a portion of its advisory fee in the amounts listed on Schedule A, as it may be amended and approved by the Board of Trustees from time to time, but no more frequently than annually.  For any master feeder funds listed on Schedule A, the amount waived and so approved by the Board of Trustees shall in no event be less than the amount necessary to have the advisory fee charged be based on services provided that are in addition to and not duplicative of services provided under the advisory contract of its corresponding master fund.

2.           The waiver described in Section 1 above is not subject to recoupment by the Adviser.

3.           The Adviser understands and intends that the Funds will rely on this Agreement: (a) in preparing and filing amendments to the registration statements for the Trust on Form N-1A with the U.S. Securities and Exchange Commission, (b) in accruing each Fund’s expenses for purposes of calculating its net asset value per share, and (c) for certain other purposes and expressly permits the Funds to do so.

4.           This Agreement shall automatically renew for one-year terms with respect to a Fund unless the Adviser provides written notice of the termination of this Agreement to the Board of Trustees within 30 days of the end of the then current term for that Fund.

In Witness Whereof, the parties hereto have executed this Agreement as of the date first above written.

Curian variable Series Trust	Curian Capital, LLC

By: /s/ Kelly Crosser	By: /s/ Michael Bell
Name: Kelly L. Crosser	Name: Michael Bell
Title: Assistant Secretary	Title: President & Chief Executive Officer

SCHEDULE A

Fund	Waiver
Curian Tactical Advantage 35 Fund	.30%
Curian Tactical Advantage 60 Fund	.30%
Curian Tactical Advantage 75 Fund	.30%
Curian Dynamic Risk Advantage – Income Fund	.35%
Curian/American Funds Growth Fund*	.50%

* Master Feeder Fund